ISSUED ON BEHALF OF RELX PLC

Result of Annual General Meeting 2023

The Company held its Annual General Meeting at 9.30am today, Thursday 20 April 2023.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 25 resolutions.

	Resolution	For	% votes cast for	Against	% votes cast against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding treasury shares)	Withheld
1.	Receive the 2022 Annual Report	1,591,126, 787	99.91	1,404,327	0.09	1,592,531,114	83.68	3,891,792
2.	Approve Directors’ Remuneration Policy	1,528,240,789	95.87	65,765,933	4.13	1,594,006,722	83.76	2,416,183
3.	Approve Directors’ Remuneration Report	1,525,608,555	95.70	68,478,146	4.30	1,594,086,701	83.76	2,334,705
4.	Declaration of 2022 Final Dividend	1,577,579,598	98.83	18,639,286	1.17	1,596,218,884	83.88	204,022
5.	Re-appointment of auditors	1,587,095,426	99.43	9,032,549	0.57	1,596,127,975	83.87	294,931
6.	Auditors’ remuneration	1,595,607,476	99.97	486,132	0.03	1,596,093,608	83.87	329,298
7.	Elect Alistair Cox as a Director	1,593,148,320	99.82	2,945,000	0.18	1,596,093,320	83.87	329,586
8.	Re-elect Paul Walker as a Director	1,487,081,854	94.73	82,651,874	5.27	1,569,733,728	82.48	26,689,177
9.	Re-elect June Felix as a Director	1,565,393,413	98.56	22,899,627	1.44	1,588,293,040	83.46	8,129,866
10.	Re-elect Erik Engstrom as a Director	1,594,731,606	99.90	1,590,770	0.10	1,596,322,376	83.88	100,530
11.	Re-elect Charlotte Hogg as a Director	1,593,141,916	99.81	2,958,471	0.19	1,596,100,387	83.87	322,519
12.	Re-elect Marike van Lier Lels as a Director	1,563,662,847	97.97	32,437,584	2.03	1,596,100,431	83.87	322,475
13.	Re-elect Nick Luff as a Director	1,589,750,681	99.60	6,455,092	0.40	1,596,205,773	83.88	217,133
14.	Re-elect Robert MacLeod as a Director	1,542,087,959	96.62	54,002,870	3.38	1,596,090,829	83.87	332,077
15.	Re-elect Andrew Sukawaty as a Director	1,593,090,154	99.81	2,989,639	0.19	1,596,079,793	83.87	333,113
16.	Re-elect Suzanne Wood as a Director	1,546,929,453	96.92	49,168,106	3.08	1,596,097,559	83.87	323,848
17.	Approve Long-Term Incentive Plan	1,555,157,455	97.55	38,979,554	2.45	1,594,137,009	83.77	2,284,397
18.	Approve Executive Share Ownership Scheme	1,572,480,452	98.72	20,435,546	1.28	1,592,915,998	83.70	3,505,417
19.	Approve ShareSave Plan	1,576,577,983	98.84	18,435,842	1.16	1,595,013,825	83.81	1,407,582
20.	Approve Employee Share Purchase Plan	1,580,749,306	99.10	14,281,306	0.90	1,595,030,612	83.81	1,383,795
21.	Authority to allot shares	1,493,224,342	93.55	102,869,535	6.45	1,596,093,877	83.87	327,530
22.	Disapplication of pre-emption rights	1,583,731,825	99.67	5,177,990	0.33	1,588,909,815	83.49	7,511,592
23.	Additional disapplication of pre-emption rights	1,574,894,532	99.11	14,064,243	0.89	1,588,958,775	83.49	7,462,632

24.	Authority to purchase own shares	1,572,879,267	98.62	21,940,448	1.38	1,594,819,715	83.80	1,601,692
25.	Notice period for general meetings	1,480,569,720	92.76	115,636,373	7.24	1,596,206,093	83.88	215,313

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not a vote in law and are not counted in the calculation of the percentage of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 22 to 25 are Special Resolutions.

4.	At the close of business on Tuesday, 18 April 2023 the total number of ordinary shares in issue, excluding treasury shares, was 1,903,062,167.

5.	The full text of the resolutions can be found in the Notice of Annual General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.

In accordance with Listing Rule 9.6.2, a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.